Item 77C

Matters submitted to a vote of security holders

A Special Meeting of Shareholders (the "Meeting") of Dreyfus Short Duration Bond Fund (the "Fund"), now known as Dreyfus Ultra Short Income Fund, was held on March 10, 2016.  Out of a total of 13,247,949 Fund shares ("Shares") entitled to vote at the Meeting, 7,959,161 were represented at the Meeting, in person or by proxy.  The following matters were duly voted on by the holders of the Fund's outstanding Shares:

1.  To approve changing the Fund's investment objective.

	Shares
For	Against	Abstain
7,079,007	581,474	298,681

Proposal #1, therefore, was approved by the Fund's shareholders, and the Fund's investment objective, as approved, is as follows:

To seek high current income consistent with the maintenance of liquidity and low volatility of principal.

2.  To approve changing the Fund's investment policy regarding industry concentration.

	Shares
For	Against	Abstain
7,046,420	525,697	397,045

Proposal #2, therefore, was approved by the Fund's shareholders, and the Fund's investment policy, as approved, is as follows:

The Fund will invest more than 25% of its total assets in securities issued by companies in the financial services industry and repurchase agreements secured by such obligations and will not invest more than 25% of its total assets in the securities of issuers in any other industry, provided that there shall be no limitation on the purchase of obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities. Notwithstanding the foregoing, for temporary defensive purposes the Fund may invest less than 25% of its assets in securities issued by companies in the financial services industry.